UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO
(Amendment No. 3)
TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) or 13(e)(1)
OF THE SECURITIES ACT OF 1934
WIDERTHAN CO., LTD.
(Name of Subject Company (Issuer))
REALNETWORKS, INC.
RN INTERNATIONAL HOLDINGS B.V.
(Names of Filing Persons (Offerors))

(1) Common Shares, par value KRW 500 per share
(2) American Depositary Shares, as evidenced by American Depositary Receipts, each representing one Common Share
(Title of Class of Securities)
The Common Shares, which are not traded on U.S. markets, have not been assigned a CUSIP number.
The CUSIP number for the related American Depositary Shares is 967593104.
(CUSIP Number of Class of Securities)
Robert Kimball, Senior Vice President, Legal and Business Affairs, General Counsel and Corporate Secretary
RealNetworks, Inc.
2601 Elliott Avenue, #1000
Seattle, Washington 98121
(206) 674-2700
(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

Copies of all Communications should be sent to:
Patrick J. Schultheis, Esq.
Michael S. Ringler, Esq.
Wilson Sonsini Goodrich & Rosati Professional Corporation
701 Fifth Avenue, Suite 5100
Seattle, WA 98104-7036
(206) 883-2500

CALCULATION OF FILING FEE

Transaction Valuation	Amount of Filing Fee

$337,713,033(1)	$36,135(2)

(1)	Estimated for purposes of calculating the filing fee only. This amount is based upon an estimate of the maximum number of shares to be purchased pursuant to the tender offer at the tender offer price of $17.05 per WiderThan Common Share and per WiderThan American Depositary Share.

(2)	The amount of the filing fee calculated in accordance with the Securities Exchange Act of 1934, as amended, equals $107 for each $1,000,000 of value.

☑	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$36,135	Filing Party:	RealNetworks, Inc. and RN International Holdings B.V.
Form of Registration No.:	Schedule TO	Date Filed:	September 29, 2006

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:

☑	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer:     ☐

      This Amendment No. 3 to the Tender Offer Statement on Schedule TO (this “Amendment”), filed with the Securities and Exchange Commission (the “SEC”) on October 26, 2006, amends and supplements the Tender Offer Statement on Schedule TO filed with the SEC on September 29, 2006 (the “Initial Statement”) by (i) RN International Holdings B.V., a private company with limited liability organized under the laws of the Netherlands (the “Offeror”) and an indirect wholly-owned subsidiary of RealNetworks, Inc., a Washington corporation (the “Parent”) and (ii) the Parent. This Amendment relates to the offer by the Offeror to purchase all outstanding common shares, par value KRW500 per share (the “Common Shares”) and all outstanding American Depositary Shares, each representing one Common Share and evidenced by an American Depositary Receipt issued by JP Morgan Chase Bank, N.A. (the “ADSs”) of WiderThan Co., Ltd, a company with limited liability organized under the laws of the Republic of Korea (the “Company”), at a purchase price of $17.05 per Common Share and per ADS (or any higher price per Common Share and per ADS that is paid in the tender offer the “Offer Price”), net to the seller in cash without interest thereon, less any required withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase dated September 29, 2006 (which, together with any amendments and supplements thereto, collectively constitute the “Offer to Purchase”) and in the related Letter of Transmittal (which, together with any amendments or supplements thereto, collectively constitute the “Offer”). Following the expiration of the Offer (as the same may be extended pursuant to Article I of the Combination Agreement), the portion of the Offer consideration to be paid in exchange for ADSs will be delivered to Mellon Investor Services LLC (the “ADS Depositary”) and the portion of the Offer consideration to be paid in exchange for Common Shares will be delivered to Samsung Securities Co., Ltd. (the “Common Share Depositary”). Holders of ADSs will receive the Offer Price in U.S. dollars, net to the seller in cash without interest thereon, less any required withholding taxes. Holders of Common Shares will receive the Korean Won equivalent of the Offer Price, calculated by converting the Offer Price into Korean Won using the conversion rate available to the Offeror on the business day on which the Offer consideration is transferred to the Common Share Depositary, net to the seller in cash without interest thereon, less any required withholding taxes.
      Capitalized terms used and not defined herein shall have the meanings assigned to such terms in the Offer to Purchase.
      The Offer is made pursuant to the Combination Agreement, dated September 12, 2006, by and among the Parent, the Offeror and the Company.
      The information in the Offer to Purchase and the related Letter of Transmittal is incorporated in this Amendment by reference to all of the applicable items in the Initial Statement, except that such information is hereby amended and supplemented to the extent specifically provided herein.
Item 4. Terms of the Transaction
The last sentence of the subsection entitled “Antitrust Matters — South Korea” on page 52 of the Offer to Purchase is hereby amended and restated as follows:
“The Offeror filed the business combination report with the KFTC on September 25, 2006, and on October 25, 2006, the KFTC notified the Offeror that the proposed transaction will not be in violation of Article 7(1) of the Monopoly Regulation and Fair Trade Law.”

Item 12.	Exhibits.

Exhibit
Number	Description

(a)(1)(i)	Offer to Purchase, dated September 29, 2006.*

(a)(1)(ii)	Form of Letter of Transmittal.*

(a)(1)(iii)	Form of Notice of Guaranteed Delivery.*

(a)(1)(iv)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(1)(v)	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(1)(vi)	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.*

(a)(1)(vii)	Instructions for Completing Form W-8BEN.*

(a)(1)(viii)	Summary Advertisement as published on September 29, 2006 in The Wall Street Journal.*

(a)(5)	Joint Press Release issued by the Parent and the Company on September 12, 2006.*

(a)(5)(ii)	Press Release issued by the Parent on October 26, 2006.

(b)	None.

(d)(1)	Combination Agreement, dated as of September 12, 2006, by and among the Parent, the Offeror and the Company.*

(d)(2)	Form of Stockholder Tender and Voting Agreement entered into between the Parent and each of Excelsior VI-A C.V., Excelsior VI-B C.V., Excelsior VI, L.P., GAP Coinvestment Partners II, L.P., General Atlantic Partners 64, L.P., i-Hatch Advisors, L.P., i-Hatch Ventures, L.P., i-Hatch WTC Holdings, LLC, Nokia Venture Partners II, L.P., NVP II Affiliates Fund, L.P., Patricof Private Investment Club III, L.P., SAIF Capital Limited and SK Telecom Co., Ltd. on September 12, 2006.*

(g)	None.

(h)	None.

*	Previously filed.

      After due inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

RN INTERNATIONAL HOLDINGS B.V.

By:	/s/ Michael R. Eggers

Name: Michael R. Eggers

REALNETWORKS, INC.

By:	/s/ Robert Glaser

Name: Robert Glaser
Dated: October 26, 2006

EXHIBIT INDEX

Exhibit
Number	Description

(a)(1)(i)	Offer to Purchase, dated September 29, 2006.*

(a)(1)(ii)	Form of Letter of Transmittal.*

(a)(1)(iii)	Form of Notice of Guaranteed Delivery.*

(a)(1)(iv)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(1)(v)	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(1)(vi)	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.*

(a)(1)(vii)	Instructions for Completing Form W-8BEN.*

(a)(1)(viii)	Summary Advertisement as published on September 29, 2006 in The Wall Street Journal.*

(a)(5)	Joint Press Release issued by the Parent and the Company on September 12, 2006.*

(a)(5)(ii)	Press Release issued by the Parent on October 26, 2006.

(b)	None.

(d)(1)	Combination Agreement, dated as of September 12, 2006, by and among the Parent, the Offeror and the Company.*

(d)(2)	Form of Stockholder Tender and Voting Agreement entered into between the Parent and each of Excelsior VI-A C.V., Excelsior VI-B C.V., Excelsior VI, L.P., GAP Coinvestment Partners II, L.P., General Atlantic Partners 64, L.P., i-Hatch Advisors, L.P., i-Hatch Ventures, L.P., i-Hatch WTC Holdings, LLC, Nokia Venture Partners II, L.P., NVP II Affiliates Fund, L.P., Patricof Private Investment Club III, L.P., SAIF Capital Limited and SK Telecom Co., Ltd. on September 12, 2006.*

(g)	None.

(h)	None.

*	Previously filed.